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Richard D. Truesdell, Jr.

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4674 tel 212 701 5674 fax richard.truesdell@davispolk.com

April 5, 2018

Re:	Goosehead Insurance, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Confidentially Submitted March 15, 2018
CIK No. 0001726978

CONFIDENTIAL

Ms. Mary Beth Breslin

Mr. Chris Edwards

Division of Corporation Finance

Office of Healthcare and Insurance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Ms. Breslin and Mr. Edwards:

On behalf of our client, Goosehead Insurance, Inc., a Delaware corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated March 30, 2018 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is submitting it together with this response letter. The revised Registration Statement also contains certain additional updates and revisions. We are also sending, under separate cover, a copy of the revised Registration Statement and three marked copies of the Registration Statement showing the changes to the Registration Statement filed with the Commission on April 2, 2018.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the revised Registration Statement where the revised language addressing a particular comment appears.

Ms. Mary Beth Breslin Mr. Chris Edwards Division of Corporation Finance Office of Healthcare and Insurance U.S. Securities and Exchange Commission	April 5, 2018

Amendment No. 1 to Draft Registration Statement

Overview, page 1

1.	We note your response to prior comment number 2. Please disclose the basis for your leadership position you provide in the response, cite the rankings you used to make your determination and any additional information to allow investors sufficient context to evaluate the disclosure.

Response:	The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has elected to remove the statement about its leadership position in order to avoid lengthening the first paragraph of the prospectus and, in light of the overall messaging of the Company set forth in the Registration Statement, has revised the relevant references on pages 1, 71 and 88 of the Registration Statement to focus on the Company’s historical growth as opposed to its leadership position.

Consolidated and combined statements of income, page F-4

2.	As a follow-up to your analysis of related party amounts in your response to our prior comment 11, please revise the face of your income statement to separately quantify the management fees paid to the Goosehead Management Holders and Texas Wasatch Holders that you disclose on page 119. Refer to Rule 4-08(k) of Regulation S-X.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 123 and F-4 of the Registration Statement. In consideration of the Staff’s comment, the Company has parenthetically included the amount of Class B unit distributions recorded as compensation expense on the face of the Consolidated and Combined Statements of Income for the years ended December 31, 2016 and 2017. The company feels parenthetical notation is appropriate, because upon execution of the initial public offering, all classes of equity will be substantive classes of equity, and there will no longer be Class B unit compensation.

The Company also clarifies that management fees paid to Goosehead Management Holders and Texas Wasatch Holders are a subset of the total Class A unit and Class B unit distributions paid. Included in the footnotes to the table on page 123 of the revised Registration Statement is a reconciliation of Class A unit and Class B unit management fee distributions recognized as either Capital withdrawn (Class A units) on the Consolidated and Combined Statements of Members’ Equity (Deficit) or Employee compensation and benefits (Class B units) on the Consolidated and Combined Statements of Income.

3.	Revise to present pro forma earnings per share on the face of your statements of income to reflect the reorganization transactions as well as the modification of the B units, but not the offering itself.

Response:	In response to the Staff’s comment, the Company has added a pro forma earnings per share calculation to the face of the Consolidated and Combined Statements of Income and has also added footnotes 5 and 6 to the Unaudited Pro Forma Condensed Consolidated and Combined Statement of Operations on pages 61-62 of the revised Registration Statement, detailing the impact of the reorganization transactions as well as the modification of the Class B units, but not the offering itself.

Ms. Mary Beth Breslin Mr. Chris Edwards Division of Corporation Finance Office of Healthcare and Insurance U.S. Securities and Exchange Commission	April 5, 2018

Summary of significant accounting policies

Members’ deficit, page F-11

4.	Revise your footnote disclosure here or in your subsequent event footnote to describe the modification of the Class B units that will occur upon the initial public offering, or tell us why you believe such disclosure is not appropriate. Specifically quantify the number of shares the unit holders will receive upon the initial public offering and how that modification will be accounted for. Tell us where this modification is separately addressed in your Dilution table, Capitalization table, and Pro Forma financial statements.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages F-22 of the revised Registration Statement. In consideration of the Staff’s comment, the Company has disclosed in the subsequent events footnote in the Notes to the Consolidated and Combined Financial Statements the mechanics of the conversion of Class B unit interests to a substantive class of equity, the amount of Class B common stock the unit holders will receive, and the expected resulting compensation expense.

The Company believes that, because Class B unit distributions have been expensed historically as profit sharing arrangements, no dilutive effects will occur from the conversion of Class B unit interests to a substantive class of equity, therefore there is no impact to the Dilution table related to the modification. Additionally, in the Capitalization section of the Registration Statement, the Company has included a column with adjustments to reflect the reorganization transactions described under “Organizational structure,” in the Registration Statement, including the modification. Finally, as noted in the response to the Staff’s comment number 3, the Company has added footnotes to the Unaudited Pro Forma Condensed Consolidated and Combined Statement of Operations to address the modifications.

Should any questions arise, please do not hesitate to contact me at (212) 450-4674 (tel), (212) 701-5674 (fax) or richard.truesdell@davispolk.com. Thank you for your time and attention.

Ms. Mary Beth Breslin Mr. Chris Edwards Division of Corporation Finance Office of Healthcare and Insurance U.S. Securities and Exchange Commission	April 5, 2018

Very truly yours,

/s/ Richard D. Truesdell, Jr.

Richard D. Truesdell, Jr.

cc:

Mark E. Jones, Chairman and Chief Executive Officer of the Company

Mark Colby, Chief Financial Officer of the Company

P. Ryan Langston, Vice President and General Counsel of the Company

Joshua Ford Bonnie, Simpson Thacher & Bartlett LLP

William R. Golden III, Simpson Thacher & Bartlett LLP

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